______________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM T-1

Statement of Eligibility Under The Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2) [x]

_______________________________________________________

MUFG UNION BANK, N.A.

(Exact name of trustee as specified in its charter)

94-0304228
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel MUFG Union Bank, N.A. 400 California Street Corporate Trust - 12th Floor San Francisco, California 94104 (415) 765-2945
(Name, address and telephone number of agent for service)

WORLD OMNI AUTO RECEIVABLES TRUST 2015-B
(Issuer with respect to the Securities)

WORLD OMNI AUTO RECEIVABLES LLC
(Depositor of the Trust)
(Exact name of obligor as specified in its charter)

Delaware	52-2184798
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification no.)

190 Jim Moran Boulevard Deerfield Beach, Florida	33442
(Address of Principal Executive Offices)	(Zip Code)

Asset Backed Notes, Series 2015-B
(Title of Indenture Securities)

______________________________________________________________________________

Item 1. General Information. Furnish the following information as to the Trustee -

(a)	Name and address of each examining or supervising authority to which it is subject.

Office of the Comptroller of the Currency

Washington, D.C. 20219

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the obligor. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Items 3-15. Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. List of Exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.	A copy of the Articles of Association of the Trustee as now in effect.*

2.	A copy of the certificate of authority of the Trustee to commence business, if not contained in the Articles of Association.**

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, if such authorization is not contained in documents specified in paragraph (1) or (2) above.**

4.	A copy of the existing bylaws of the Trustee, or instruments corresponding thereto.*

5.	A copy of each Indenture referred to in Item 4, if the obligor is in default. Not applicable.

6.	The consents of United States institutional trustees required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

7.	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

8.	A copy of any order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Trust Indenture Act of 1939. Not applicable.

9.	Foreign trustees are required to file a consent to service of process of Form F-X [§269.5 of this chapter]. Not applicable.

* Exhibits 1 and 4 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed with the Securities and Exchange Commission as a 305B2 application on August 7, 2015 and relating to Registration Number 333-183223.

** Exhibits 2 through 3 are incorporated by reference to the exhibits of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3 dated July 30, 2013 of Registration Number. 333-190256, filed with the Securities and Exchange Commission.

[Signature Page Follows]

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, MUFG Union Bank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 23rd day of September, 2015.

MUFG Union Bank, N.A.

By:	/s/ Enrico Reyes
Name:	Enrico Reyes
Title:	Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE

REQUIRED BY SECTION 321(b) OF THE ACT

September 23, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of the form of indenture between World Omni Automobile Receivables Trust 2015-B (the “Issuing Entity”) and MUFG Union Bank, N.A. (the “Trustee”), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

Sincerely,

MUFG Union Bank, N.A.

By:

/s/ Enrico Reyes

Enrico Reyes

Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

MUFG Union Bank, N.A

of Los Angeles in the State of California, at the close of business June 30, 2015 published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

BALANCE SHEET
Dollar Amounts
In Thousands
ASSETS
Cash and balances due from depository institutions:
Non-interest-bearing balances and currency and coin	$1,825,497
Interest-bearing balances	$2,149,149
Securities:
Held-to-maturity securities	$10,001,618
Available-for-sale securities	$14,196,573
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	$-
Securities purchased under agreements to resell	$67,719
Loans and lease financing receivables:
Loans and leases held for sale	$109,716
Loans and leases, net of unearned income	$76,085,848
LESS: Allowance for loan and lease losses	$524,952
Loans and leases, net of unearned income and allowance	$75,560,896
Trading assets	$1,088,986
Premises and fixed assets	$621,684
Other real estate owned	$34,181
Investments in unconsolidated subsidiaries and associated companies	$236,469
Direct and indirect investments in real estate ventures	$-
Intangible assets:
Goodwill	$3,225,001
Other intangible assets	$223,855
Other assets	$4,183,440
Total assets	$113,524,784

Exhibit 7

LIABILITIES
Deposits:
In domestic offices	$82,272,556
Noninterest-bearing	$30,175,273
Interest-bearing	$52,097,283
In foreign offices, Edge and Agreement subsidiaries and IBFs	$281,594
Noninterest-bearing	$-
Interest-bearing	$281,594
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	$466,500
Securities sold under agreements to repurchase	$120,133
Trading liabilities	$733,774
Other borrowed money	$10,890,665
Subordinated notes and debentures	$1,456,011
Other liabilities	$2,042,155
Total liabilities	$98,263,388
EQUITY CAPITAL
Perpetual preferred stock and related surplus	$-
Common stock	$604,577
Surplus	$9,835,721
Retained earnings	$5,282,017
Accumulated other comprehensive income	$(666,483)
Other equity capital components	$-
Total bank equity capital	$15,055,832
Noncontrolling (minority) interests in consolidated subsidiaries	$205,564
Total equity capital	$15,261,396
Total liabilities and equity capital	$113,524,784